Exhibit 99.2

B COMMUNICATIONS LTD.

PROXY FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 13, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Darren Glatt, Phil Bacal and Clifford M.J. Felig, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of B Communications Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Thursday, January 16, 2020, at an Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 2 Dov Friedman Street, Ramat Gan 5250301, Israel, on Thursday, February 13, 2020 at 4:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders of the Company and accompanying Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Proposal 1, this proxy will be voted “FOR” that proposal. If no direction is made with respect to Proposal 2, the undersigned will be deemed to have not participated in the voting on that proposal (unless the undersigned completes Item 2A, in which case this proxy will be voted “FOR” Proposal 2 as well). This proxy will furthermore be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 2 unless the undersigned indicates that (i) he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of Proposal 2, by checking the box “FOR” in Item 2A on the reverse side, or (ii) he, she or it is a controlling shareholder or has a conflict of interest in the approval of Proposal 2, by checking the box “AGAINST” Item 2A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

B COMMUNICATIONS LTD.

February 13, 2020

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

	FOR	AGAINST	ABSTAIN

Important Instructions for Item 2A relating to Proposal 2:

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 2 unless you complete Item 2A.

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOX MARKED "FOR" WITH RESPECT TO ITEM 2A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 2. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2, you should check the box “AGAINST” on Item 2A.

☐

1. Approval of an amendment to the articles of association of the Company, in order to comply with the terms of the control permit applicable to the holdings of the Company in Bezeq - The Israeli Telecommunications Corp.

2. Approval of the compensation terms of the new Chief Executive Officer of the Company, Mr. Tomer Raved.

2A. By checking the box marked "FOR", the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a conflict of interest (described under the Israeli Companies Law, 5759-1999 as a “personal interest”)in the approval of Proposal 2. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”. [MUST COMPLETE ITEM 2A]

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To change the address on your account, please check the box above and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.